Exhibit 99(iii)

  Notice Regarding Application to Three Japanese Stock Exchanges for Delisting

    TOKYO, July 28 /PRNewswire-FirstCall/ -- At the Board of Directors' Meeting held today, Sony Corporation ("Sony") resolved to submit applications to three Japanese stock exchanges of Nagoya, Fukuoka and Sapporo for the delisting of Sony's shares of common stock and convertible bonds. Related matters in this regard are as follows:

    1. Reasons for delisting:
     Trading volume of shares of our common stock and our convertible bonds on each of these three stock exchanges of Nagoya, Fukuoka and Sapporo has been extremely low. Therefore, Sony believes that these delistings would cause no substantial inconvenience to Sony's shareholders and investors.

    2. The date of application for delisting:
     July 29, 2004 (Thursday)

    3. Schedule:
     After the applications for delisting are accepted by each stock exchange, subject shares or convertible bonds will be put in administrative status. The delisting procedures will be completed one month after being to administrative status.

    4. Stock exchanges on which Sony's securities will continue to be listed:
     In Japan: Tokyo, Osaka
     Overseas (11 stock exchanges): New York, London, Pacific, Paris, Frankfurt, Dusseldorf, Brussels, Vienna, Toronto, Chicago, Swiss

SOURCE  Sony Corporation
    -0-                             07/28/2004
    /CONTACT:  Sony Corporation IR Office, +81-3-5448-2180/
    /Web site:  http://www.sony.com /

CO:  Sony Corporation
ST:  Japan
IN:  CPR CSE
SU: